FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        January 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ Anthony P. Walsh Anthony P. Walsh, President & CEO

Dated:   January 24, 2006

KITIKMEOT INUIT ASSOCIATION P.O. Box 18 Cambridge Bay, Nunavut X0B 0C0 Tel: (867) 983-2458 Fax: (867) 983-2701	MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731

January 24, 2006	NEWS RELEASE 06-01	MAE - TSX MNG-AMEX

Miramar & KIA Announce Updated Agreement in Principle for
Inuit Impact and Benefits Agreement for Doris North Project, Hope Bay

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) and the Kitikmeot Inuit Association (KIA) announced today that they have reached an Agreement in Principle to update the Inuit Impact and Benefit Agreement (IIBA) previously agreed to in July, 2004 relating to the development of a gold mine at the Doris North Project on the Hope Bay greenstone belt.

The KIA is the designated Inuit organization responsible for negotiating the IIBA on behalf of the Inuit of the Kitikmeot region of Nunavut. The IIBA satisfies the requirements of Article 26 of the Nunavut Land Claims Agreement (NLCA) and outlines the benefits that will be provided to the Inuit as a result of the development and operation of the Doris North gold mine. The IIBA will ensure that local employment, training, and business opportunities arising from construction and operation of the Doris North project are made available to the Inuit of the Kitikmeot region. The IIBA also outlines the special considerations and compensation that Miramar will provide for Inuit regarding traditional, social and cultural matters.

The IIBA was updated to clarify procedures regarding Inuit opportunities to participate in contacting opportunities at the Doris North Project.

Miramar and KIA have also reached agreement in principle with respect to a Water Compensation Agreement providing compensation for the effects on Inuit water rights resulting from the project, including the deposit of tailings in Tail Lake, a small lake near the Doris North Project. The Water Compensation Agreement satisfies the requirements of Article 20 of the Nunavut Land Claims Agreement (“NLCA”).

In determining compensation for the use of Tail Lake for a tailings facility, the KIA conducted a detailed survey of a random sample of Kitikmeot Inuit residents. The KIA used the information obtained through this consultation process to balance differing views and determine the appropriate compensation on behalf of Kitikmeot Inuit.

The IIBA would become effective upon the signing of the formal agreement at a ceremony in the Kitikmeot Region after a positive recommendation of the project by the Nunavut Impact Review Board (NIRB). review Mr. Donald Havioyak, President of the KIA said “The Doris North Project will be the first mine development in Canada to be located wholly on Inuit owned surface and subsurface lands. We look forward to working with Miramar on IIBA implementation, which will enhance the economy of the Kitikmeot Region and ensure Inuit receive training, employment and other benefits.”

“The update to the IIBA illustrates Miramar’s endeavours to can provide benefits for both Miramar and the Inuit of the Kitikmeot region, through the Doris North Project” said Mr. Tony Walsh, Miramar’s President & CEO. The next major step in the permitting process is a public review of the project by the Nunavut Impact Review Board (NIRB), scheduled for January 30, 2006 in Cambridge Bay, Nunavut.

Forward Looking Statements

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the plan for development of the Doris North Project, the IIBA and the NIRB review. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statement including, without limitation, the need for continual cooperation with the KIA; the possibility that the KIA’s policies or positions will change; the possibility of delays or adverse results in the NIRB review; uncertainties involved in raising adequate financing for development projects in a timely manner and on acceptable terms; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; accidents, equipment breakdowns, labour disputes or other difficulties or interruptions; risks and uncertainties relating to fluctuating precious metal prices, currency exchange rates and equity markets; the possibility that capital or operating costs may be higher than currently estimated or that gold grades may be lower than currently estimated; the possibility that planned recovery rates may not be achieved; the possibility of unexpected costs and expenses relating to environmental issues; the possibility of failure to obtain permits for the Doris North project on a timely basis or on acceptable terms; uncertainties relating to the need and timing for government approvals and the cooperation of government agencies; and other risks and uncertainties, including those described in this news release and in the Company’s Annual Report on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the dates the statements are made. Miramar undertakes no obligation to updated these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information contact:

Mr. Donald Havioyak President Kitikmeot Inuit Association Tel: (867) 983-2458 Fax: (867) 983-2701	Anthony P. Walsh President & CEO Miramar Mining Corporation Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com